UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

      Form 10-K          Form 20-F           Form 11-K     X   Form 10-Q          Form 10-D

      Form N-SAR         Form N-CSR

For Period Ended: March 31, 2010

Commission File Number: 1-10077

PART I - REGISTRANT INFORMATION

EMPIRE ENERGY CORPORATION INTERNATIONAL
(Exact name of registrant as specified in its charter)

4500 College Blvd, Suite 240 Leawood, KS, 66211
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (913) 663-2310

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X	(b)

The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reason why Form 10-K, 20-F, 11-K, 10-Q, 10D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant recently experienced a change in accounting personnel and has reorganized related functions as a result of changes in executive personnel. Accordingly, the Registrant has been unable to complete its Form 10Q for the quarter ended March 31, 2010 within the initial filing deadline without unreasonable effort and expense.

The Registrant and its accountants are working diligently to complete all aspects of the Form 10Q in a thorough and timely manner.

The Registrant believes that it will be able to complete the process by the end of the extension period and file the Form 10Q within the extended deadline.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of the person to contact in regard to this notification

John Garrison	913	663-2310
(Name)	(Area Code)	(Telephone)

(2)

Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       Yes     X   No  Form 10K for the year ended December 31, 2009

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           Yes    X    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EMPIRE ENERGY CORPORATION INTERNATIONAL

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2010	By:	/s/ Malcolm Bendall
Malcolm Bendall Chief Executive Officer and Director